Exhibit 99.3

Indicative Valuation of Certain Royalties Held by Royal Uranium Inc.

The press release attached as Exhibit 99.4 to the Report on Form 6-K to which this exhibit is attached contains a reference to an indicative valuation of $30.4 million that is attributed to selected royalty and similar interests that are directly or indirectly held by Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada (“RU” or “Royal Uranium”). This indicative valuation reflects information contained in the Presentation to the Board of Directors of Fusion Fuel Green PLC, dated February 4, 2026, of Newbridge Securities Corporation (the “Newbridge Securities Presentation”). The Newbridge Securities Presentation was delivered to the Board of Directors (the “Board”) of Fusion Fuel Green PLC, an Irish public limited company (the “Company”), in connection with the engagement of Newbridge Securities Corporation (“Newbridge Securities”) to render an opinion with respect to the then-proposed acquisition (the “Acquisition”) of up to 100% of the common shares of Royal Uranium pursuant to the Share Exchange Agreement, dated February 18, 2026, between the Company and certain shareholders of RU, as amended on June 11, 2026 (the “Share Exchange Agreement”), and to act as an “independent adviser” under Rule 3 of the Irish Takeover Panel Act, 1997, Takeover Rules. Specifically, the Board retained Newbridge Securities to provide advice as to whether, as of February 13, 2026, the financial terms of the Acquisition were fair and reasonable, including whether the merger consideration to be received by the shareholders of Royal Uranium in connection with the Acquisition was fair and reasonable, from a financial point of view, to the Company’s shareholders, whether the entry into the transaction was in the interests of the Company’s shareholders, and the dilutive effect of the Acquisition and the effect which this would have on the Company’s shareholders generally. On February 13, 2026, prior to the entry into the Share Exchange Agreement, Newbridge Securities opined that the financial terms of the Acquisition (including the consideration to be received by the RU shareholders, being up to 3,750,025 ordinary shares of the Company) were fair and reasonable to and from the perspective of the Company’s shareholders, and that the entry into the Acquisition was in the interests of the Company’s shareholders. Furthermore, Newbridge Securities opined that the Acquisition, while altering the controlling position of the Company and being significantly dilutive to the existing shareholders of the Company, was in the interests of the Company’s shareholders generally as, among other reasons, it would allow existing shareholders of the Company to indirectly gain exposure to RU’s portfolio of assets.

In arriving at its opinion, Newbridge Securities, among other things: (i) considered its assessment of general economic, market and financial conditions; (ii) reviewed the Share Exchange Agreement; (iii) reviewed the Company’s publicly available historical financial results and publicly available financial information filed with the U.S. Securities and Exchange Commission; (iv) conducted discussions with the management teams of both the Company and Royal Uranium; (v) performed a comparable companies analysis (as described further below); and (vi) performed a discounted cash flow (“DCF”) analysis of selected royalty and similar interests of RU (as described further below). Newbridge Securities assumed and relied upon the accuracy and completeness of the financial and other information provided to it or publicly available and did not attempt to independently verify any such information. Newbridge Securities’ advice was for the benefit of the Board (in its capacity as such) and was rendered to the Board in connection with its evaluation of the Acquisition. With respect to certain financial information, including financial analyses and projections relating to the business and prospects of the Company and RU provided to Newbridge Securities, Newbridge Securities assumed that the financial information was reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management teams of the Company and RU as to the future financial performance of the Company’s ordinary shares without and subsequent to entering into the Share Exchange Agreement.

The Newbridge Securities Presentation and the related opinion address only whether the financial terms of the Acquisition were fair, and do not address the underlying business decision to enter the transaction. The opinion was solely for the use of the Board. Newbridge Securities did not participate in the pricing, structuring, or negotiation of the Share Exchange Agreement.

Newbridge Securities’ fee for evaluating the transaction and rendering the opinion was $60,000, payable as follows: (i) $10,000 non-refundable retainer upon execution; (ii) $40,000 upon delivery of the signed opinion; and (iii) $10,000 upon delivery of the proxy statement section. No portion of Newbridge’s fee was contingent upon the consummation of the transaction. In addition, the Company agreed to indemnify Newbridge Securities for certain liabilities arising out of its engagement, including the rendering of the opinion.

Newbridge Securities provided a presentation to the Company of an independent valuation of the Company in May 2026. In addition, Newbridge Securities rendered a fairness opinion to the Company in November 2024 in connection with the Company’s proposed acquisition of certain issued and outstanding shares of common stock of Quality Industrial Corp. These materials and other related services were not used in the preparation of this presentation. In connection with such services, Newbridge Securities was paid certain fees, which were not contingent upon the completion of any transaction. In addition, the Company agreed to indemnify Newbridge Securities for certain liabilities that may arise out of the rendering of such services.

The indicative valuation is not a valuation of Royal Uranium as a whole, the Company as a whole, or all royalty or other interests that are held directly or indirectly by Royal Uranium or that were acquired by the Company in the Acquisition. The indicative valuation relates to selected royalty and similar interests in six uranium-focused project areas and three natural gas project areas that are held directly or indirectly by Royal Uranium.

The following methodologies were used to determine the indicative valuation: (i) a DCF analysis to calculate the net asset value (“NAV”) for each of the selected royalties, and (ii) a comparable companies analysis in which certain pre-cash flowing mining royalty companies – Lithium Royalty Corp. (TSX:LIRC), Sailfish Royalty Corp. (TSXV:FISH), Vizsla Royalties Corp. (TSXV:VROY), and Silver Crown Royalties Inc. (NEOE:SCRI) – and certain oil and gas royalty companies – Viper Energy, Inc. (Nasdaq:VNOM), PrairieSky Royalty Ltd. (TSX:PSK), Topaz Energy Corp. (TSX:TPZ), Freehold Royalties Ltd. (TSX:FRU), and Kimbell Royalty Partners, LP (NYSE:KRP) – were reviewed to provide an indicative average price / NAV of 0.98x for uranium royalty values and 0.74x for natural gas royalty values, respectively.

Key assumptions with respect to the selected uranium royalty and similar interests included: indicated resources weighted at 100% and inferred resources at 50%; 15-year projection horizon; production commencing in Year 7; extraction rates calibrated on an asset-by-asset basis below target mine life derived from Taylor’s Rule; no terminal value; a 12% discount rate; a 21% tax rate; U₃O₈ priced at the 2-year historical average (~$78/lb.) as of January 30, 2026; recovery percentage of 95%; NSR-related expenses of 4%; and NSR royalty rates of 1.0%–2.5%. Key assumptions as to the natural gas royalty and participation interests included: 10-year projection horizon; production commencing 2026E; annual pre-tax cash flow of $750,000; discount rate of 12%; and no terminal value.

Royalty data used to prepare the DCF analysis for each selected uranium royalty was provided by RU management. None of the royalty data used to prepare the DCF analysis was independently verified. The annual pre-tax cash flow assumption used in the DCF analysis for the natural gas royalty and participation interests was based on management estimates and was not independently verified. Market and comparable company data was sourced from S&P Capital IQ (as of February 1, 2026).

The indicative valuation does not include royalty or other interests in ten project areas held by RU that have been classified as early-stage based on information from RU management. These royalty or other interests may have positive, nominal, zero, or potentially negative net value depending on, among other things, whether the underlying properties advance toward commercial production, the terms and enforceability of the applicable royalty arrangements, any associated costs, claims, defects, disputes, transfer restrictions or other liabilities, and the ability of operators to maintain the underlying claims, permits and projects.

Approximately 66% of the indicative valuation is attributed to selected royalty interests in one uranium project area. The assumptions and methodologies used to derive the valuation of the selected royalty interests in that uranium project area in particular, and the royalty or other interests held by RU in general, may prove to be inaccurate, in which case the indicative valuation may be significantly overestimated, and the market value of the Company’s ordinary shares following the Acquisition may be significantly lower than any value that may be inferred from the indicative valuation.